February 14, 2006
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
Allstates Worldcargo, Inc.
Craig D. Stratton, Chief Financial Officer
4 Lakeside Drive South
Forked River, New Jersey 08731

		Re:	Allstates Worldcargo, Inc.
			Form 10-K for the Year Ended September 30, 2005
       			File 000-24991

Dear Mr. Stratton:

      Based upon an examination restricted solely to considerations of the Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K For the Fiscal Year Ended September 30, 2005

General

1. In Item 1 of your Form 10-K you state that 14 of your 21 branch locations are licensee operations and that you are party to certain site licensing agreements in which these licensees have contracted with you to provide freight forwarding services under the Allstate name. Please describe to us the significant contractual terms of these arrangements. Explain how you account for, record and classify the various payments made to or received from these licensees. Support your apparent conclusion that you should record revenues earned at those locations at gross rather than at net. Quantify the number of site licensing agreements with related parties. We may have further comments upon review of your response.

2. Your financial statements do not include selected quarterly financial data. Please revise your financial statements to comply with Item 302 (a) of Regulation S-K.

3. The Audiogenesis Systems Division distributes safety equipment under the service mark Safetrend. Please tell us how this apparent segment meets the aggregation criteria set forth in paragraph 17 of
SFAS 131 or revise your financial statements as appropriate.

Item 7- Management Discussion and Analysis

4. Please revise your financial statements to include a contractual obligations table as required by Item 303(a)(5) of Regulation S-K. When presenting contractual obligations, please ensure that all obligations are shown in the table, including your Revolving Credit
Facility and scheduled (or estimated) interest payments on your indebtedness. See FR-72 for guidance.

Liquidity and Capital Resources

5. Please revise your discussion and analysis of cash flows to also include underlying causes of changes in operating assets and liabilities. For example, you should discuss the reasons for the increase in accounts receivable and its effect on liquidity.
Refer
to the instructions to Item 303(a) of Regulation S-K and FR-72 for guidance.

Item 8- Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

6. Please revise your financial statements to provide a signed accountant`s report. See Rule 302 of Regulation S-T for guidance regarding required signatures within electronic submissions.

Consolidated Statements of Net Income, page F-4

7. Financial statements should be furnished that meet the requirements of Regulation S-X. This would generally include statements of income, cash flows and changes in stockholders` equity for each of the most recent three fiscal years. MD&A disclosures should be provided for each of these periods as well. Please revise or advise.

8. It appears that you generate sales from both product and service.
The staff believes that these revenues as well as the associated costs from the sales of products, services and other products should be separately disclosed on the face of the consolidated statements of net income. Therefore, please revise your financial statements accordingly or provide us with substantive support for your approach.
For guidance refer to Article 5-03(b)(1) and (2).

9. In order to increase the transparency of your financial statements, please revise your consolidated statements of net income to include personnel costs as well as commissions paid to licensees and independent sales agents as separate line items.

10. Further, in order to appropriately reflect the nature of costs on your consolidated statement of net income, the caption "cost of sales" should be revised to "cost of transportation." Please note that your result of operations disclosures make use of the term "cost of transportation" instead of "costs of sales." Consider whether the use of the caption "gross profit" is appropriate.

Note 2- Summary of Significant Accounting Policies

Fair Value of Consolidated Financial Statements, page F-9

11. Please expand your disclosures to also address the fair values of your non-current financial instruments. We refer to such assets as your deposits and non-current receivables and to the portion of your debt classified as long-term. Please note that if it is not practicable to estimate the fair value of any financial instrument appropriate disclosures are required under paragraph 14 of SFAS 107.

12. As a related matter, please expand your footnotes to describe the nature and significant contractual terms of the loans receivable and the other receivables. Explain the business reasons for the loan made to a licensee and tell us whether the loan represents an unusual event or transaction or whether such loans are routine in your business. Describe how you have evaluated the recoverability of these loans receivable at the balance sheet date.

Revenue Recognition, page F-9

13. The Audiogenesis Systems Division is involved in the sale safety equipment. However, there are no disclosures as to how you account for these arrangements within your footnotes. Please revise your revenue recognition footnote to disclose your revenue recognition process for these transactions.

Note 6- Long Term Debt

14. Please tell us the business reasons why you assumed debt associated with the notes payable from Joseph Guido to the estate of
A.G. Hoffman. Additionally, tell us how the proceeds from the debt were used.

Note 15- Litigation, page F-17

15. Please revise your disclosures to provide estimate of the amount or range of loss or possible loss on the Mutual Insurance Company v.
Lightning Freight Inc., GTD Logistics, Inc. and Gilberto Cordova litigation or state that such an estimate cannot be made. See paragraph 10 of SFAS 5 for guidance.

	As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Juan Migone at (202) 551-3312 or Margery
Reich
at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.


      Sincerely,





      David R. Humphrey
      Branch Chief-Accountant